IVP CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 37,141
Accounts receivable	350,456
Other assets	13,427
Total assets	$ 401,024
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 22,712
Total liabilities	22,712
Capital (Note 3)	378,312
Total liabilities and capital	$ 401,024

The accompanying notes are an integral part of this statement. Confidential treatment requested.